As filed with the Securities and Exchange Commission on July 29, 2011.
Registration No. 333-

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM S-8
REGISTRATION STATEMENT UNDER
THE SECURITIES ACT OF 1933

FRESH DEL MONTE PRODUCE INC.
(Exact name of registrant as specified in its charter)

The Cayman Islands	N/A
(State or Other Jurisdiction of Incorporation or Organization)	(I.R.S. Employer Identification No.)

c/o Walkers Corporate Services Limited Walker House, 87 Mary Street George Town, Grand Cayman, KY1-9002 Cayman Islands (Address of Principal Executive Offices)	N/A (Zip Code)

Fresh Del Monte Produce Inc.
2011 Omnibus Share Incentive Plan
(Full Title of the Plan)

Hani El-Naffy
President and Chief Operating Officer
Fresh Del Monte Produce Inc.
c/o Del Monte Fresh Produce Company
241 Sevilla Avenue, Coral Gables, FL 33134
(Name and Address of Agent for Service)

(305) 520-8400
(Telephone number, including area code, of agent for service)

With a copy to:
Douglas J. Ellis, Esq.
K&L Gates LLP
K&L Gates Center
210 Sixth Avenue
Pittsburgh, Pennsylvania 15222
(412) 355-8375

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See the definitions of “large accelerated filer,” “accelerated filer,” and “smaller reporting company” in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer ☒	Accelerated filer ☐
Non-accelerated filer ☐	Smaller reporting company ☐

CALCULATION OF REGISTRATION FEE
Title of Securities to be Registered	Amount to be Registered (1)	Proposed Maximum Offering Price Per Share (2)	Proposed Maximum Aggregate Offering Price (2)	Amount of Registration Fee (2)
Ordinary Shares, par value $0.01 per share	3,000,000	$24.87	$74,610,000	$8,662.22
___________________

(1)
Pursuant to Rule 416, this Registration Statement shall also cover any additional ordinary shares which may become issuable under the Fresh Del Monte Produce Inc. 2011 Omnibus Share Incentive Plan by reason of any stock dividend, stock split, recapitalization or any other similar transaction effected without receipt of consideration which results in an increase in the number of outstanding ordinary shares.

(2)
Estimated solely for purposes of calculating the registration fee pursuant to Rule 457(h) on the basis of the average of the high and low prices of the ordinary shares on the New York Stock Exchange on July 28, 2011.

This Registration Statement will become effective upon filing in accordance with Rule 462(a) under the Securities Act.

EXPLANATORY NOTE

Under cover of this Form S−8 is our reoffer prospectus prepared in accordance with Part I of Form S−3 under the Securities Act of 1933, as amended.  Our reoffer prospectus has been prepared pursuant to Instruction C of Form S−8, in accordance with the requirements of Part I of Form S−3, and may be used for reofferings and resales on a continuous or delayed basis in the future of up to an aggregate 3,000,000 ordinary shares, which may be issued, pursuant to the Fresh Del Monte Produce Inc. 2011 Omnibus Share Incentive Plan.

The second part of this Registration Statement contains information required in accordance with the requirements of Part II of Form S−8.   References in this Registration Statement, and the prospectus which is a part hereof, to Fresh Del Monte, “we,” “our” and “us” refer to Fresh Del Monte Produce Inc. and its subsidiaries.

REOFFER PROSPECTUS

FRESH DEL MONTE PRODUCE INC.

3,000,000 ORDINARY SHARES

This prospectus relates to the reoffer and resale from time to time of up to 3,000,000 ordinary shares (the “Shares”) of Fresh Del Monte Produce Inc. (the “Company”) that have been or may be acquired pursuant to awards granted under the Fresh Del Monte Produce Inc. 2011 Omnibus Share Incentive Plan (the “Plan”) by certain individuals described in the Section of this prospectus entitled “Selling Securityholders” (collectively referred to as the “Selling Securityholders”), who are deemed to be our affiliates as that term is defined in Rule 405 under the Securities Act of 1933, as amended (the “Securities Act”).

Our ordinary shares are quoted on the New York Stock Exchange under the symbol “FDP.” On July 28, 2011, the last reported closing price of our ordinary shares on the NYSE was $24.69 per share.

The securities offered hereby involve a high degree of risk. See “Risk Factors” on page 5, as well as the risk factors relating to our business that are incorporated by reference in this prospectus from our Annual Report on Form 10−K for the year ended December 31, 2010.

THIS DOCUMENT CONSTITUTES PART OF A PROSPECTUS COVERING
THE OFFERING AND SALE OF PREVIOUSLY ISSUED SECURITIES
THAT HAVE BEEN REGISTERED UNDER THE SECURITIES ACT.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of the securities discussed in the prospectus, nor have they determined whether this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The date of this prospectus is July 29, 2011.

You should rely only on the information contained herein, describing the securities offered hereby and on the information specifically incorporated by reference in this prospectus. We have not authorized anyone to provide you with different information. We are not making an offer of securities in any state where such offer is not permitted. You should not assume that the information contained in this prospectus or any document incorporated herein or therein by reference is accurate as of any date other than the date of this prospectus.

TABLE OF CONTENTS

INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE	1

WHERE YOU CAN FIND MORE INFORMATION	2

CAUTIONARY STATEMENT CONCERNING FORWARD−LOOKING STATEMENTS	2

SUMMARY	3

THE COMPANY	3

RISK FACTORS	5

USE OF PROCEEDS	12

SELLING SECURITYHOLDERS	12

PLAN OF DISTRIBUTION	13

LEGAL MATTERS	14

EXPERTS	14

INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

The Securities and Exchange Commission (the “Commission” or “SEC”) allows us to provide information about our business and other important information to you by “incorporating by reference” the information we file with the SEC, which means that we can disclose the information to you by referring in this prospectus to the documents we file with the SEC. Under the SEC’s regulations, any statement contained in a document incorporated by reference in this prospectus is automatically updated and superseded by any information contained in this prospectus, or in any subsequently filed document of the types described below.

We incorporate into this prospectus by reference the following documents filed by us with the SEC, each of which should be considered an important part of this prospectus:

(i)	The Registrant’s Annual Report on Form 10-K for the fiscal year ended December 31, 2010, filed with the Commission on March 1, 2011 (the “Annual Report”);

(ii)	The Registrant’s Quarterly Report on Form 10-Q for the quarterly period ended April 1, 2011, filed with the Commission on May 3, 2011;

(iii)	The Registrant’s Current Reports on Form 8-K, filed with the Commission on March 1, 2011, March 3, 2011, May 3, 2011 and May 6, 2011; and

(iv)
The description of the Ordinary Shares of the Registrant as contained under the caption “Description of Share Capital” in the prospectus dated October 23, 1997, included in the Registration Statement on Form F-1 (No. 333-7708), filed by the Registrant under the Securities Act with the SEC on October 3, 1997, as amended by Amendment No. 1 and Amendment No. 2 thereto, filed by the Registrant under the Securities Act with the SEC on October 16, 1997, and October 22, 1997, respectively, and incorporated by reference to the Registration Statement on Form 8-A filed by the Registrant under the Exchange Act with the SEC on October 15, 1997.

In addition, all documents subsequently filed by us pursuant to Sections 13(a), 13(c), 14 and 15(d) of the Securities and Exchange Act of 1934, as amended (the “Exchange Act”), prior to the filing of a post-effective amendment which indicates that all securities offered have been sold or which deregisters all securities then remaining unsold, shall be deemed to be incorporated by reference into this registration statement and to be a part hereof from the date of filing of such documents. Any statement in a document incorporated or deemed to be incorporated by reference herein shall be deemed to be modified or superseded for the purposes of this registration statement to the extent that a statement contained herein or in any other subsequently filed document which also is or deemed to be incorporated by reference herein modifies or supersedes such statement. Any statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this registration statement.

We will provide to you, upon request, a copy of each of our filings at no cost. Please make your request by writing or telephoning us at the following address or telephone number:

Fresh Del Monte Produce Inc.
c/o Del Monte Fresh Produce Company
241 Sevilla Avenue, Coral Gables, FL 33134
(305) 520-8400

You should rely only on the information incorporated by reference or provided in this prospectus or any supplement. We have not authorized anyone else to provide you with different information. You should not assume that the information in this prospectus or any supplement is accurate as of any date other than the date on the front of those documents.

WHERE YOU CAN FIND MORE INFORMATION

We are subject to the reporting requirements of the Exchange Act and file annual, quarterly and current reports, proxy statements and other information with the SEC. You may read and copy any document we file at the SEC’s public reference room at 100 F Street, N.E., Washington, D.C. 20549. You can request copies of these documents by writing to the SEC and paying a fee for the copying cost. Please call the SEC at 1−800−SEC−0330 for more information about the operation of the public reference room. Our SEC filings are also available to the public at the SEC’s Web site at www.sec.gov. Our SEC filings are also available through our Web site at www.freshdelmonte.com.

This prospectus is only part of a registration statement we filed with the SEC under the Securities Act, and therefore omits certain information contained in the registration statement. We have also filed exhibits and schedules to the registration statement that we have excluded from this prospectus, and you should refer to the applicable exhibit or schedule for a complete description of any statement referring to any contract or document. You may inspect or obtain a copy of the registration statement, including exhibits and schedules, as described in the previous paragraph.

CAUTIONARY STATEMENT CONCERNING FORWARD−LOOKING STATEMENTS

This prospectus, any prospectus supplement and the documents incorporated by reference herein or therein may contain statements, estimates or projections that constitute “forward−looking statements,” as defined under U.S. federal securities laws. In this prospectus and the referenced documents, these statements appear in a number of places and include statements regarding the intent, beliefs or current expectations of us or our officers (including statements preceded by, followed by or that include the words “believes,” “expects,” “anticipates”  or similar expressions) with respect to various matters, including our plans and future performance.  These forward-looking statements involve risks and uncertainties.  Our actual plans and performance may differ materially from those in the forward-looking statements as a result of various factors, including (i) the uncertain global economic environment and the timing and strength of a recovery in the markets we serve, and the extent to which adverse economic conditions continue to affect our sales volume and results, including our ability to command premium prices for certain of our principal products, or increase competitive pressures within the industry, (ii) the impact of governmental initiatives in the United States and abroad to spur economic activity, including the effects of significant government monetary or other market interventions on inflation, price controls and foreign exchange rates, (iii) the impact of governmental trade restrictions, including adverse governmental regulation that may impact our ability to access certain markets, (iv) our anticipated cash needs in light of our liquidity, (v) the continued ability of our distributors and suppliers to have access to sufficient liquidity to fund their operations, (vi) trends and other factors affecting our financial condition or results of operations from period to period, including changes in product mix or consumer demand for branded products such as ours, particularly as consumers remain price-conscious in the current economic environment; anticipated price and expense levels; the impact of crop disease, severe weather conditions, such as the recent adverse weather conditions in our banana production areas, or natural disasters, such as earthquakes, on crop quality and yields and on our ability to grow, procure or export our products; the impact of prices for petroleum-based products and packaging materials; and the availability of sufficient labor during peak growing and harvesting seasons, (vii) the impact of pricing and other actions by our competitors, particularly during periods of low consumer confidence and spending levels, (viii) the impact of foreign currency fluctuations, (ix) our plans for expansion of our business (including through acquisitions) and cost savings, (x) our ability to successfully integrate acquisitions into our operations, (xi) the impact of impairment or other charges associated with exit activities, crop or facility damage or otherwise, (xii) the timing and cost of resolution of pending legal and environmental proceedings, (xiii) the impact of changes in tax accounting or tax laws (or interpretations thereof), and the impact of settlements of adjustments proposed by the Internal Revenue Service or other taxing authorities in connection with our tax audits, and (xiv) the cost and other implications of changes in regulations applicable to our business, including potential legislative or regulatory initiatives in the United States or elsewhere directed at mitigating the effects of climate change.  In addition, important factors that could cause actual results to differ materially from our forward−looking statements are set forth in this prospectus, including under the heading “Risk Factors,” as well as “Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations,” which is incorporated by reference in this prospectus from our Annual Report on Form 10−K for the year ended December 31, 2010.

For these statements, we claim the protection of the safe harbor for forward−looking statements contained in the Private Securities Litigation Reform Act of 1995. You are cautioned not to place undue reliance on our forward−looking statements, which speak only as of the date of this prospectus and the applicable prospectus supplement or the date of any document that was incorporated by reference herein or therein. All subsequent written and oral forward−looking statements attributable to us or any person acting on our behalf are expressly qualified in their entirety by the cautionary statements contained or referred to in this section. We do not undertake any obligation to release publicly any revisions to our forward−looking statements to reflect events or circumstances after the date of this prospectus and the applicable prospectus supplement.

SUMMARY

This summary contains basic information about us and this offering. Because it is a summary, it does not contain all of the information that you should consider before investing. You should read this entire prospectus carefully, including the section entitled “Risk Factors” before making an investment decision.

THE COMPANY

History and Development of Fresh Del Monte

Our legal name is Fresh Del Monte Produce Inc., and our commercial name is Del Monte Fresh Produce. We are an exempted holding company, incorporated under the laws of the Cayman Islands on August 29, 1996. At December 31, 2010, the close of our most recent fiscal year, members of the Abu-Ghazaleh family directly owned 35.3% of our outstanding Ordinary Shares.

Our principal executive office is located at Walker House, 87 Mary Street, George Town, Grand Cayman, KY1-9002, Cayman Islands. The address of our U.S. executive office is located at Del Monte Fresh Produce Company, 241 Sevilla Avenue, Coral Gables, Florida 33134. Our telephone number at our U.S. executive office is (305) 520-8400. Our Internet address is http://www.freshdelmonte.com. The electronic version of this Annual Report on Form 10-K, along with other information about us, our operations and our results and other documents filed with the Securities and Exchange Commission (the “SEC”) can be found on our Web site. Information on our Web site is not a part of this Report on Form 10-K.

Our global business, conducted through subsidiaries, is primarily the worldwide sourcing, transportation and marketing of fresh and fresh-cut produce together with prepared food products in Europe, Africa and the Middle East. We source our fresh produce products (bananas, pineapples, melons, tomatoes, grapes, apples, pears, peaches, plums, nectarines, cherries, citrus, avocados, blueberries and kiwi) primarily from Central and South America, Africa, the Philippines, North America and Europe. We source our prepared food products primarily from Africa, Europe, the Middle East and Asia. Our products are sourced from company-owned operations, through joint venture arrangements and through supply contracts with independent producers. We distribute our products in North America, Europe, Asia, the Middle East, Africa and South America.

On June 6, 2008, we acquired all of the shares of Desarollo Agroindustrial de Frutales, S.A., a producer of high-quality bananas in Costa Rica; all of the shares of Frutas de Exportacion, S.A., a major producer of gold pineapples in Costa Rica; and all of the shares of an affiliated sales and marketing company, collectively known as “Caribana”. The purchase price for Caribana was $405.9 million, which includes $2.9 million in acquisition-related expenses, financed with $88.5 million in cash on hand and drawings under our then-existing syndicated revolving credit facility. As a result of this acquisition, our land holdings in Costa Rica increased by approximately 13,000 hectares of quality farm land producing approximately 13 million boxes of bananas and 11 million boxes of gold pineapples annually. We also acquired state-of-the-art packing facilities, as well as modern farming equipment. Caribana’s extensive production area substantially increased our presence in the banana market and further strengthened our number one position in the gold pineapple market. The close proximity of Caribana’s production and packing operations to our existing farms has provided significant operating efficiencies and synergies. This transaction has enabled us to continue to capitalize on the growing global demand for fresh produce and to expand our reach into existing and new markets.

On June 27, 2008, we acquired certain operating assets, excluding land, of Melones de Costa Rica, S.A. (“MCR”). MCR is a 50%-owned unconsolidated subsidiary that produced melons for us in Costa Rica. MCR continues to own the land that is leased to us on a long-term basis. The purchase price was $8.0 million. During the third quarter of 2008, we also acquired two additional melon operations in Guatemala. The assets acquired comprised principally farming equipment, packing sheds and materials and supplies inventory. The purchase price was $13.9 million.

Our capital expenditures totaled $70.8 million in 2010, consisting of approximately $31.0 million, principally for expansion of production facilities in Guatemala, Costa Rica and Brazil combined with improvements to our port facilities in North America and distribution facilities in Saudi Arabia related to the banana segment. We also spent approximately $33.1 million principally for expansion of production facilities in Costa Rica, Guatemala, Chile and the Philippines and fresh-cut facilities in the United States and the United Kingdom related to the other fresh produce segment and $6.7 million principally for expansion of production facilities in Kenya, Greece and Jordan related to the prepared food segment. Our capital expenditures totaled $84.5 million in 2009, consisting of approximately $51.4 million primarily for distribution centers in Saudi Arabia and for expansion of production facilities in Costa Rica, Guatemala, Brazil and the Philippines related to the banana segment, $27.8 million principally for expansion of our pineapple operations in Costa Rica and the Philippines, expansion of non-tropical fruit operations in Chile and expansion of fresh-cut fruit facilities in North America and the United Kingdom related to the other fresh produce segment and $5.3 million for expansion of production facilities in Jordan and Kenya related to the prepared food segment. Our capital expenditures totaled $101.5 million in 2008, consisting of $59.4 million principally for distribution centers in Saudi Arabia and South Korea and for expansion of production facilities in the Philippines, Guatemala and Brazil related to the banana segment, $23.1 million principally for expansion of production facilities in Costa Rica, the Philippines and Chile related to the other fresh produce segment and $19.0 million principally for production facilities in Jordan and Kenya related to the prepared food segment. The principal capital expenditures planned for 2011 consist primarily of the expansion of production facilities in Costa Rica, Guatemala, Chile, Kenya, Jordan and Greece and for our distribution and fresh-cut facilities in Saudi Arabia, North America and the United Kingdom.

Business Overview

We are one of the world’s leading vertically integrated producers, marketers and distributors of high-quality fresh and fresh-cut fruit and vegetables, as well as a leading producer and distributor of prepared fruit and vegetables, juices, beverages and snacks in Europe, Africa and the Middle East. We market our products worldwide under the DEL MONTE® brand, a symbol of product innovation, quality, freshness and reliability since 1892. Our global sourcing and logistics network allows us to provide regular delivery of consistently high-quality fresh produce, juices, beverages, processed fruit and vegetables and value-added services to our customers.

We have leading market positions in the following product categories. We believe we are:

●	the number one marketer of fresh pineapples worldwide, including our Del Monte Gold® Extra Sweet pineapple;
●	the third-largest marketer of bananas worldwide;
●	a leading marketer of branded fresh-cut fruit in the United States and the United Kingdom;
●	a leading re-packer of tomatoes in the United States;
●	a leading year-round marketer of branded grapes in the United States;
●	a leading marketer of branded non-tropical fruit in selected markets; and
●	a leading marketer for canned fruit and pineapple in the European Union (EU) and other European markets.

We source and distribute our fresh produce products on a global basis. Our products are grown primarily in Central and South America, Africa and the Philippines. We also source products from North America and Europe. Our products are sourced from company-controlled farms and independent growers. We transport our fresh produce to markets using our fleet of 12 owned and 14 chartered refrigerated vessels, and we operate four port facilities in the United States. At year end 2010, we operated 43 distribution centers, generally with cold storage and banana ripening facilities in our key markets worldwide, including the United States, the United Kingdom, Germany, Japan, South Korea, Hong Kong, Poland, the United Arab Emirates and Saudi Arabia. We also operate 14 fresh-cut facilities in the United States, the United Kingdom, Japan, the United Arab Emirates and Saudi Arabia, some of which are located within our distribution centers. Through our vertically integrated network, we manage the transportation and distribution of our products in a continuous temperature-controlled environment. This enables us to preserve quality and freshness, and to optimize product shelf life, while ensuring timely and year-round distribution. Furthermore, our position as a volume producer and shipper of bananas allows us to lower our average per-box logistics cost and to provide regular deliveries of our premium fresh fruit to meet the increasing demand for year-round supply.

We market and distribute our products to retail stores, food clubs, wholesalers, distributors and foodservice operators in more than 100 countries around the world. North America is our largest market, accounting for 49% of our net sales in 2010. Europe, Asia and the Middle East regions are our other major markets, accounting for 26%, 12% and 12% of our net sales in 2010, respectively. Our distribution centers and fresh-cut facilities address the growing demand from supermarket chains, club stores, mass merchandisers and independent grocers to provide value-added services, including the preparation of fresh-cut produce, ripening, customized sorting and packing, just-in-time and direct-store-delivery and in-store merchandising and promotional support. Large national retail chains are increasingly choosing fewer suppliers – ones that can serve all of their needs on a national basis – and there is a significant opportunity for a company with a full fresh and fresh-cut produce line, a well-recognized brand, a consistent supply of quality produce and a national distribution network to become the preferred supplier to these large retail customers. We believe that we are uniquely positioned as a preferred supplier, and our goal is to expand on this status by increasing our leading position in fresh-cut produce, expanding our banana, pineapple and melon business and diversifying our other fresh produce selections. We are a multinational company offering a variety of fresh produce in all major markets along with fresh-cut produce in selected markets and a prepared food product line that includes prepared fruit and vegetables, juices, beverages and snacks in Europe, Africa, the Middle East and countries formerly part of the Soviet Union.

Our strategy is focused on a combination of maximizing revenues from our existing infrastructure, entering new markets and strict cost control initiatives. We plan to continue to capitalize on the growing global demand for fresh produce and expand our reach into existing and new markets. We expect sales growth of fresh produce in key markets by increasing sales volume and per unit sales prices as permitted by market conditions. Our 2008 acquisitions substantially increased our production capability of bananas and pineapples and continue to provide the potential over time for further operating efficiencies and synergies. In addition, our number one position in the gold pineapple market has been further strengthened. Our strategy includes increasing volumes from existing production and distribution facilities in order to improve operating efficiencies and reduce per unit costs. We plan additional investments in production facilities in order to expand our product offering in established markets and continue with our recent expansion in growth markets, such as the Middle East, Africa and countries formerly part of the Soviet Union.

Please see “Item 1. Business” in our Annual Report on Form 10-K for the year ended December 31, 2010, which is incorporated by reference herein for further information regarding our business.

RISK FACTORS

An investment in our securities involves a high degree of risk. You should carefully consider the risks described below and in “Item 1A — Risk Factors” of our most recent Annual Report on Form 10−K for the year ended December 31, 2010 that has been filed with the SEC and incorporated herein by reference in its entirety, as well as other information in this prospectus and in any other documents incorporated into this prospectus by reference before purchasing any of our securities. Each of the risks described in these sections and documents could adversely affect our business, financial condition, and results of operations, and could result in a complete loss of your investment. This prospectus and the incorporated documents also contain forward−looking statements that involve risks and uncertainties. Our actual results could differ materially from those anticipated in these forward−looking statements as a result of certain factors, including the risks mentioned above.

We could realize losses and suffer liquidity problems due to declines in sales prices for bananas, pineapples and other fresh produce.

Our profitability depends largely upon our profit margins and sales volumes of bananas, pineapples and other fresh produce. In 2008, 2009 and 2010, banana sales accounted for the most significant portion of our total net sales, and historically pineapple sales have accounted for the most significant portion of our total gross profit.

Supplies of bananas can be increased relatively quickly due to the banana’s relatively short growing cycle and the limited capital investment required for banana growing. As a result of imbalances in supply and demand and import regulations, banana prices fluctuate; consequently, our operating results could be adversely affected.

Sales prices for bananas, pineapples and other fresh produce are difficult to predict. It is possible that sales prices for bananas and pineapples will decline in the future, and sales prices for other fresh produce may also decline. In recent years, there has been increasing consolidation among food retailers, wholesalers and distributors. We believe the increasing consolidation among food retailers may contribute to further downward pressure on our sales prices. In the event of a decline in sales prices or sales volumes, we could realize significant losses, experience liquidity problems and suffer a weakening in our financial condition. A significant portion of our costs is fixed, so that fluctuations in the sales prices have an immediate impact on our profitability. Our profitability is also affected by our production costs, which may increase due to factors beyond our control.

Due to fluctuations in the supply of and demand for fresh produce, our results of operations are seasonal, and we realize a greater portion of our net sales and gross profit during the first two quarters of each year.

In part as a result of seasonal sales price fluctuations, we have historically realized a greater portion of our gross profit during the first two quarters of each year. The sales price of any fresh produce item fluctuates throughout the year due to the supply of and demand for that particular item, as well as the pricing and availability of other fresh produce items, many of which are seasonal in nature. For example, the production of bananas is continuous throughout the year and production is usually higher in the second half of the year, but the demand for bananas during that period varies because of the availability of seasonal and alternative fruit. As a result, demand for bananas is seasonal and generally results in higher sales prices during the first six months of each calendar year. In the melon market, the entry of many growers selling unbranded or regionally branded melons during the peak North American and European melon growing season results in greater supply, and therefore, lower sales prices from June to October. In North American and European regions, we realize most of our sales and gross profit for melons, grapes and non-tropical fruit from October to May. In the prepared food business, we historically realize the largest portion of our net sales and gross profit in the third and fourth quarters of the year.

Crop disease, severe weather, natural disasters and other conditions affecting the environment, including the effects of climate change, could result in substantial losses and weaken our financial condition.

Crop disease, severe weather conditions, such as floods, droughts, windstorms and hurricanes, and natural disasters, such as earthquakes, may adversely affect our supply of one or more fresh produce items, reduce our sales volumes, increase our unit production costs or prevent or impair our ability to ship products as planned. This is particularly true in the case of our premium pineapple product, the Del Monte Gold® Extra Sweet pineapple, because a substantial portion of our production is grown in one region in Costa Rica. Since a significant portion of our costs are fixed and contracted in advance of each operating year, volume declines due to production interruptions or other factors could result in increases in unit production costs, which could result in substantial losses and weaken our financial condition. We have experienced crop disease, insect infestation, severe weather and other adverse environmental conditions from time to time, including hurricanes, droughts, floods and earthquakes in our sourcing locations. Severe weather conditions may occur with higher frequency or may be less predictable in the future due to the effects of climate change. When crop disease, insect infestations, severe weather, earthquakes and other adverse environmental conditions destroy crops planted on our farms or our suppliers’ farms or prevent us from exporting them on a timely basis, we may lose our investment in those crops or our purchased fruit cost may increase. In 2010, we experienced crop disease in an isolated area of our Philippines banana operation and as a result incurred $12.7 million in asset impairments, and we experienced significant flooding in our Guatemala banana operations which resulted in $5.7 million in asset impairments, clean-up costs and inventory write-offs. We also incurred an additional $2.2 million in inventory write-off and asset impairments as a result of an earthquake in Chile.

The fresh produce and prepared food markets in which we operate are highly competitive.

The fresh produce and prepared food business is highly competitive, and the effect of competition is intensified because most of our products are perishable. In banana and pineapple markets, we compete principally with a limited number of multinational and large regional producers. In the case of our other fresh fruit and vegetable products, we compete with numerous small producers, as well as regional competitors. Our sales are also affected by the availability of seasonal and alternative fresh produce. The extent of competition varies by product. To compete successfully, we must be able to strategically source fresh produce and prepared food of uniformly high quality and sell and distribute it on a timely and regular basis. In addition, our profitability has depended significantly on our gross profit on the sale of our Del Monte Gold® Extra Sweet pineapples. Increased competition in the production and sale of Del Monte Gold® Extra Sweet pineapples has adversely affected our results. We expect these competitive pressures to continue.

We are subject to material currency exchange risks because our operations involve transactions denominated in various currencies.

We conduct operations in many areas of the world involving transactions denominated in a variety of currencies, and our results of operations, as expressed in dollars, may be significantly affected by fluctuations in rates of exchange between currencies. Although a substantial portion of our net sales (42% in 2010) are denominated in non-dollar currencies, we incur a significant portion of our costs in dollars. Although we periodically enter into currency forward contracts as a hedge against currency exposures, we may not enter into these contracts during any particular period or these contracts may not adequately offset currency fluctuations. We generally are unable to adjust our non-dollar local currency sales prices to compensate for fluctuations in the exchange rate of the dollar against the relevant local currency. In addition, there is normally a time lag between our incurrence of costs and collection of the related sales proceeds. Accordingly, if the dollar appreciates relative to the currencies in which we receive sales proceeds, our operating results may be negatively affected. Our costs are also affected by fluctuations in the value, relative to the U.S. dollar, of the currencies of countries in which we have significant production operations, with a weaker dollar resulting in increased production costs.

Our strategy of diversifying our product line, expanding into new geographic markets and increasing the value-added services that we provide to our customers may not be successful.

We are diversifying our product line through acquisitions and internal growth. In addition, we have expanded our service offerings to include a higher proportion of value-added services, such as the preparation of fresh-cut produce, ripening, customized sorting and packing, direct-to-store delivery and in-store merchandising and promotional support. This represents a significant departure from our traditional business of delivering our products to our customers at the port. In recent periods, we have made significant investments in distribution centers, fresh-cut and prepared food facilities through capital expenditures and acquisitions and have expanded our business into new geographic markets. We may not be successful in anticipating the demand for these products and services, in establishing the requisite infrastructure to meet customer demands or the provision of these value-added services. During recent years, we incurred significant asset impairment and other charges as a result of our continuing efforts to align our diversified product lines to market demand. During 2010, as a result of lower than expected sales volume and pricing, we incurred a $1.4 million impairment charge with respect to the DEL MONTE® perpetual, royalty-free brand name license for beverage products in the United Kingdom. If we are unable to recover from current challenging economic conditions in Europe, specifically in the United Kingdom, the prepared food goodwill and trademark may be at risk for impairment in the future. If we are not successful in our diversification efforts, our business, financial condition or results of operations could be further materially and adversely affected.

Increased prices for fuel, packaging materials or short-term refrigerated vessel charter rates could increase our costs significantly.

Our costs are determined in large part by the prices of fuel and packaging materials, including containerboard, plastic, resin and tin plate. We may be adversely affected if sufficient quantities of these materials are not available to us. Any significant increase in the cost of these items could also materially and adversely affect our operating results. Other than the cost of our products (including packaging), sea and inland transportation costs represent the largest component of cost of products sold.

During 2008, the cost of fuel increased by 42% and containerboard increased by 11%. During 2008, we also experienced a significant amount of cost increases on our products due to higher fertilizer and other raw material prices. During 2009, cost of fuel decreased by 32% and containerboard decreased 24% as compared with 2008. During 2010, cost of fuel increased by 25% and containerboard increased by 7% as compared with 2009. In addition, we are subject to the volatility of the charter vessel market because 14 of our refrigerated vessels are chartered rather than owned. These charters are for periods of three to 10 years. Charter rates have generally increased during 2008 as compared with the prior year, but did not experience any further increase during 2009 and 2010. As a result, significant increases in fuel, packaging material and charter rates would materially and adversely affect our results.

Compliance with regulation aimed at mitigating the effects of climate change, as discussed elsewhere in these Risk Factors, could also increase the cost of fuel for our shipping and logistics operations. We may be unable to pass along any cost increases in our product pricing. Even if we can pass on cost increases, significant changes in product pricing could also change consumer buying patterns, including a greater reliance on local production rather than imports.

We are subject to the risk of product contamination and product liability claims.

The sales of our products involve the risk of injury to consumers. Such injuries may result from tampering by unauthorized personnel, product contamination or spoilage, including the presence of foreign objects, substances, chemicals, or residues introduced during the growing, packing, storage, handling or transportation phases. While we are subject to governmental inspection and regulations and believe our facilities comply in all material respects with all applicable laws and regulations, including internal product safety policies, we cannot be sure that consumption of our products will not cause a health-related illness in the future or that we will not be subject to claims or lawsuits relating to such matters. Even if a product liability claim is unsuccessful, the negative publicity surrounding any assertion that our products caused illness or injury could adversely affect our reputation with existing and potential customers and our brand image. In addition, claims or liabilities of this sort might not be covered by our insurance or by any rights of indemnity or contribution that we may have against others. We maintain product liability insurance in an amount that we believe is adequate. However, we cannot be sure that we will not incur claims or liabilities for which we are not insured or that exceed the amount of our insurance coverage, resulting in significant cash outlays that would materially and adversely affect our results and financial condition.

We are subject to legal and environmental risks that could result in significant cash outlays.

We are involved in several legal and environmental matters that, if not resolved in our favor, could require significant cash outlays and could materially and adversely affect our results of operations and financial condition. In addition, we may be subject to product liability claims if personal injury results from the consumption of any of our products. In addition, although the fresh-cut produce market is not currently subject to any specific governmental regulations, we cannot predict whether or when any regulation will be implemented or the scope of any possible regulation.

The U.S. Environmental Protection Agency (the “EPA”) has placed a certain site at our former plantation in Oahu, Hawaii on the National Priorities List under the Comprehensive Environmental Response, Compensation and Liability Act of 1980. Under an order entered into with the EPA, we completed a remedial investigation and engaged in a feasibility study to determine the extent of the environmental contamination. The remedial investigation report was finalized on January 21, 1999 and approved by the EPA in February 1999. A final draft feasibility study was submitted for EPA review in December 1999 and updated in December 2001 and October 2002, and approved by the EPA on April 22, 2003. On September 25, 2003, the EPA issued the Record of Decision (“ROD”).  The EPA estimates in the ROD that the remediation costs associated with the cleanup of our plantation will range from $12.9 million to $25.4 million. Certain portions of the EPA’s estimates have been discounted using a 5% interest rate. The undiscounted estimates are between $14.8 million to $28.7 million. As of December 31, 2010, there is $18.6 million included in other noncurrent liabilities and $0.5 included in accounts payable and accrued expenses in our Consolidated Balance Sheets relating to the Kunia well site clean-up. We expect to expend approximately $0.5 million per year on this matter for the next five years. See Item 3. Legal Proceedings and Note 19, “ Litigation ” to the Consolidated Financial Statements included in Item 8. Financial Statements and Supplementary Data. In addition, we are involved in several actions in U.S. and non-U.S. courts involving allegations by numerous Central American and Philippine plaintiffs that they were injured by exposure to a nematocide containing the chemical Dibromochloropropane (“DBCP”) during the 1970’s. See Item 3. Legal Proceedings and Note 19, “Litigation” to the Consolidated Financial Statements included in Item 8. Financial Statements and Supplementary Data.

Environmental and other regulation of our business, including potential climate change regulation, could adversely impact us by increasing our production cost or restricting our ability to import certain products into the United States.

Our business depends on the use of fertilizers, pesticides and other agricultural products. The use and disposal of these products in some jurisdictions are subject to regulation by various agencies. A decision by a regulatory agency to significantly restrict the use of such products that have traditionally been used in the cultivation of one of our principal products could have an adverse impact on us. For example, most uses of methyl bromide, a pesticide used for fumigation of imported produce (principally melons) for which there is currently no known substitute, were phased out in the United States in 2006, however, various exemptions will allow its use offshore until 2015. Also, under the Federal Insecticide, Fungicide and Rodenticide Act, the Federal Food, Drug and Cosmetic Act and the Food Quality Protection Act of 1996, the EPA is undertaking a series of regulatory actions relating to the evaluation and use of pesticides in the food industry. Similarly, in the EU, regulation (EC) No. 1107/2009 will apply starting June 14, 2011 and will fundamentally change the pesticide approval process from the current risk base to hazard criteria based on the intrinsic properties of the substance. These actions and future actions regarding the availability and use of pesticides could have an adverse effect on us. In addition, if a regulatory agency were to determine that we are not in compliance with a regulation in that agency’s jurisdiction, this could result in substantial penalties and a ban on the sale of part or all of our products in that jurisdiction.

There has been a broad range of proposed and promulgated state, national and international regulation aimed at reducing the effects of climate change. Such regulations apply or could apply in countries where we have interests or may have interests in the future. In the United States, there is a significant possibility that some form of regulation will be forthcoming at the federal level to address the effects of climate change. Such regulation could take any of several forms that result in the creation of additional costs in the form of taxes, the restriction of output, investments of capital to maintain compliance with laws and regulations, or required acquisition or trading of emission allowances. Climate change regulation continues to evolve, and while it is not possible to accurately estimate either a timetable for implementation or our future compliance costs relating to implementation, we do not believe that such regulation is reasonably likely to have a material effect in the foreseeable future on our business, results of operations, capital expenditures or financial position.

We are exposed to political, economic and other risks from operating a multinational business.

Our business is multinational and subject to the political, economic and other risks that are inherent in operating in numerous countries. These risks include those of adverse government regulation, including the imposition of import and export duties and quotas, currency restrictions, expropriation and potentially burdensome taxation. For example, banana import regulations have in prior years restricted our access to the EU banana market and increased the cost of doing business in the EU. On December 15, 2009, the EU entered into an agreement with certain Latin America banana exporting countries to settle the long running dispute over banana import tariffs. The EU will gradually reduce import tariffs on bananas from Latin America from the current level of €176 per ton to €114 per ton in 2017. The largest reduction in the import tariff of €28 per ton was retroactively effective to December 15, 2009. This agreement was ratified during the first half of 2010. The EU continues to negotiate Free Trade Agreements with Latin American banana-producing countries, and there is a possibility that some form of new EU banana tariff-rate quotas will be reinstated. We cannot predict the impact of further changes to the banana import tariffs or new quotas, on the EU banana market.

Costa Rica and Ecuador, countries in which we operate, have established “minimum” export prices for bananas that are used as the reference point in banana purchase contracts from independent producers, thus limiting our ability to negotiate lower purchase prices. These minimum export price requirements could potentially increase the cost of sourcing bananas in countries that have established such requirements.

We are also subject to a variety of government regulations in countries where we market our products, including the United States, the countries of the EU, Asia, countries of the Middle East and Africa. Examples of the types of regulation we face include:

●	sanitary regulations;
●	regulations governing pesticide use and residue levels; and
●	regulations governing packaging and labeling.

If we fail to comply with applicable regulations, it could result in an order barring the sale of part or all of a particular shipment of our products or, possibly, the sale of any of our products for a specified period. Such a development could result in significant losses and could weaken our financial condition.

The distribution of our fresh produce in Southern Europe could be adversely affected if we are not successful in performing our own fresh produce products distribution, sales and marketing function.

We import and distribute a substantial portion of our fresh produce in Southern Europe through a marketing entity with which we have an exclusive arrangement. A discontinuation of this exclusive arrangement may affect our ability to import and distribute our fresh produce products in Southern Europe and the Mediterranean region. On June 16, 2008, as a result of continuing disagreements with this distributor related to operational issues, we delivered our formal notice that we will cease all business with them by December 31, 2011. Commencing in 2012, we plan to perform our own distribution in these markets by establishing our own sales and marketing organization. Our inability to successfully perform our own distribution, sales and marketing activities could affect the sale of our fresh produce products in Southern Europe and the Mediterranean region and may have a negative effect on our results of operations.

Acts or omissions of other companies could adversely affect the value of the DEL MONTE® brand.

We depend on the DEL MONTE® brand in marketing our products. We share the DEL MONTE® brand with unaffiliated companies that manufacture, distribute and sell canned or processed fruit and vegetables, dried fruit, snacks and other products. Acts or omissions by these companies, including an instance of food-borne contamination or disease, may adversely affect the value of the DEL MONTE® brand. Our reputation and the value of the DEL MONTE® brand may be adversely affected by negative consumer perception of this brand.

Our success depends on the services of our senior executives, the loss of whom could disrupt our operations.

Our ability to maintain our competitive position is dependent to a large degree on the services of our senior management team. We may not be able to retain our existing senior management personnel or attract additional qualified senior management personnel.

Our acquisition and expansion strategy may not be successful.

Our growth strategy is based in part on growth through acquisitions or expansion, which poses a number of risks. We may not be successful in identifying appropriate acquisition candidates, consummating acquisitions on satisfactory terms or integrating any newly acquired or expanded business with our current operations. We may issue Ordinary Shares, incur long-term or short-term indebtedness, spend cash or use a combination of these for all or part of the consideration paid in future acquisitions or to expand our operations. The execution of our acquisition and expansion strategy may entail repositioning or similar actions that in turn require us to record impairments, restructuring and other charges. Any such charges would reduce our earnings.

Our indebtedness could limit our financial and operating flexibility and subject us to other risks.

Our ability to obtain additional debt financing or refinance our debt on acceptable terms, if at all, in the future for working capital, capital expenditures or acquisitions may be limited either by financial considerations or due to covenants in existing loan agreements.

Our ability to meet our financial obligations will depend on our future performance, which will be affected by prevailing economic conditions and financial, business and other factors, some of which are beyond our control. Our ability to meet our financial obligations also may be adversely affected by the seasonal nature of our business, the cyclical nature of agricultural commodity prices, the susceptibility of our product sourcing to crop disease, severe weather and other adverse environmental conditions and other factors.

Since we are an exempted holding company, our ability to meet our financial obligations depends primarily on receiving sufficient funds from our subsidiaries. The payment of dividends or other distributions to us by our subsidiaries may be restricted by the provisions of our credit agreements and other contractual requirements and by applicable legal restrictions on payment of dividends.

If we were unable to meet our financial obligations, we would be forced to pursue one or more alternative strategies, such as selling assets, restructuring or refinancing our indebtedness or seeking additional equity capital, strategies which might not be successful. Additional sales of our equity capital could substantially dilute the ownership interest of existing shareholders.

Our new credit facility imposes operating and financial restrictions on our activities. Our failure to comply with the obligations under this facility, including maintenance of financial ratios, could result in an event of default, which, if not cured or waived, would permit acceleration by the lender of the indebtedness due under the facility.

We are controlled by our principal shareholders.

Members of the Abu-Ghazaleh family, including our Chairman and Chief Executive Officer and one of our directors, are our principal shareholders. Together, as of February 18, 2011, they beneficially own 35.1% of our outstanding Ordinary Shares, and our Chairman and Chief Executive Officer holds, and is expected to continue to hold, an irrevocable annual proxy to vote all of these shares. We expect our principal shareholders to continue to use their interest in our Ordinary Shares to significantly influence the direction of our management, the election of our entire board of directors, the method and timing of the payment of dividends, subject to applicable debt covenants and to determine substantially all other matters requiring shareholder approval and to control us. The concentration of our beneficial ownership may have the effect of delaying, deterring or preventing a change in control, may discourage bids for the Ordinary Shares at a premium over their market price and may otherwise adversely affect the market price of the Ordinary Shares.

A substantial number of our Ordinary Shares are available for sale in the public market, and sales of those shares could adversely affect our share price.

Future sales of our Ordinary Shares by our principal shareholders, or the perception that such sales could occur, could adversely affect the prevailing market price of our Ordinary Shares. Of the 58,787,283 Ordinary Shares outstanding as of February 18, 2011, 20,659,151 Ordinary Shares are owned by the principal shareholders and are “restricted securities.” These “restricted” Ordinary Shares can be registered upon demand and are eligible for sale in the public market without registration under the Securities Act, subject to compliance with the resale volume limitations and other restrictions of Rule 144 under the Securities Act.

Our organizational documents contain a variety of anti-takeover provisions that could delay, deter or prevent a change in control.

Various provisions of our organizational documents and Cayman Islands law may delay, deter or prevent a change in control of us that is not approved by our board of directors. These provisions include:

●	a classified board of directors;
●	a prohibition on shareholder action through written consents;
●	a requirement that general meetings of shareholders be called only by a majority of the board of directors or by the Chairman of the Board;
●	advance notice requirements for shareholder proposals and nominations;
●	limitations on the ability of shareholders to amend, alter or repeal our organizational documents; and
●	the authority of the board of directors to issue preferred shares with such terms as the board of directors may determine.

In addition, a change of control would constitute an event of default under our new credit facility, which would have a material adverse effect on us. These provisions also could delay, deter or prevent a takeover attempt.

Our shareholders have limited rights under Cayman Islands law.

We are incorporated under the laws of the Cayman Islands, and our corporate affairs are governed by our Memorandum and Articles of Association and by the Companies Law (As Revised) of the Cayman Islands. Principles of law relating to matters, such as the validity of corporate procedures, the fiduciary duties of our management, directors and controlling shareholders and the rights of our shareholders differ from those that would apply if we were incorporated in a jurisdiction within the United States. Further, the rights of shareholders under Cayman Islands law are not as clearly established as the rights of shareholders under legislation or judicial precedent applicable in most U.S. jurisdictions. As a result, our public shareholders may have more difficulty in protecting their interests in the face of actions by the management, directors or controlling shareholders than they might have as shareholders of a corporation incorporated in a U.S. jurisdiction. In addition, there is doubt as to whether the courts of the Cayman Islands would enforce, either in an original action or in an action for enforcement of judgments of U.S. courts, liabilities that are predicated upon the U.S. federal securities laws.

USE OF PROCEEDS

All of the ordinary shares are being offered by the Selling Securityholders. We will not receive any proceeds from the sale of the ordinary shares.

SELLING SECURITYHOLDERS

The following table sets forth the name of the Selling Securityholders, the total number of ordinary shares beneficially owned by them as of July 29, 2011, the total number of ordinary shares offered by the Selling Securityholders and the total number and percentage of outstanding ordinary shares that will be beneficially owned by the Selling Securityholders upon completion of the offering. Since the Selling Securityholders may sell all, some or none of their ordinary shares, the table assumes that the Selling Securityholders are offering, and will sell, all of the ordinary shares to which this Prospectus relates.

If, subsequent to the date of this reoffer prospectus, we grant any further awards to any eligible participants who are affiliates of our company (as defined in Rule 405 under the Securities Act), Instruction C of Form S−8 requires that we supplement this reoffer prospectus with the names of such affiliates and the amounts of securities to be reoffered by them as selling securityholders.

Name of Selling Securityholder	Ordinary Shares Beneficially Owned Prior to this Offering	Ordinary Shares Being Offered, Assuming Vesting and Exercise of Stock Options	Ordinary Shares Beneficially Owned After Completion of this Offering, Assuming the Sale of All Ordinary Shares Offered	Percentage of Outstanding Ordinary Shares Beneficially Owned After Completion of this Offering, Assuming the Sale of All Ordinary Shares Offered
Mohammed Abu-Ghazaleh	5,310,455	--	5,310,455	9.0%
Hani El-Naffy	--	--	--	--
Richard Contreras	--	--	--	--
Bruce A. Jordan	--	--	--	--
Jean-Pierre Bartoli	--	--	--	--
Emanuel Lazopoulos	--	--	--	--
Paul Rice	--	--	--	--
Jose Antonio Yock	--	--	--	--
Jose Luis Bendicho	--	--	--	--
Joseph Cole	--	--	--	--
Youssef Zakharia	--	--	--	--

PLAN OF DISTRIBUTION

The selling securityholders and their successors, which includes their transferees, distributees, pledgees or donees or their successors, may sell the ordinary shares directly to purchasers or through underwriters, brokers or agents. Underwriters, broker−dealers or agents may receive compensation in the form of discounts, concessions or commissions from the selling securityholders or the purchasers. These discounts, concessions or commissions may be in excess of those customary in the types of transactions involved.

The ordinary shares may be sold in one or more transactions at fixed prices:

●	at prevailing market prices at the time of sale;
●	at prices related to such prevailing market prices;
●	at varying prices determined at the time of sale; or
●	at negotiated prices.

Such sales may be effected in transactions in the following manner (which may involve crosses or block transactions):

●	on any national securities exchange or quotation service on which the notes or the ordinary shares may be listed or quoted at the time of sale;
●	in the over−the−counter market;
●	in transactions otherwise than on such exchanges or services or in the over−the−counter market;
●	through the writing of options, whether such options are listed on an options exchange or otherwise; or
●	through the settlement of short sales.

Selling securityholders may enter into hedging transactions with broker−dealers or other financial institutions which may in turn engage in short sales of the notes or the underlying ordinary shares and deliver these securities to close out such short positions, or loan or pledge the notes or the ordinary shares into which the notes are convertible to broker−dealers that in turn may sell the securities.

From time to time, one or more of the selling securityholders may distribute, devise, gift, pledge, hypothecate or grant a security interest in some or all of the securities owned by them. Any such distributees, devisees or donees will be deemed to be selling securityholders. Any such pledgees, secured parties or persons to whom the securities have been hypothecated will, upon foreclosure in the event of default, be deemed to be selling securityholders.

The aggregate proceeds to the selling securityholders from the sale of the ordinary shares will be the sale price of the ordinary shares less any discounts and commissions. A selling securityholder reserves the right to accept and, together with their agents, to reject, any proposed purchase of ordinary shares to be made directly or through agents. We will not receive any of the proceeds from this offering.

Our ordinary shares are quoted on the New York Stock Exchange.

The ordinary shares may be sold in some states only through registered or licensed brokers or dealers. The selling securityholders and any underwriters, broker−dealers or agents that participate in the sale of the ordinary shares may be “underwriters” within the meaning of Section 2(11) of the Securities Act.

If required, the ordinary shares to be sold, names of the selling securityholders, the respective purchase prices and public offering prices, the names of any agent, dealer or underwriter, and any applicable commissions or discounts with respect to a particular offer will be set forth in an accompanying prospectus supplement or, if appropriate, a post−effective amendment to the registration statement of which this prospectus forms a part.

We have agreed to pay substantially all of the expenses incidental to the registration, offering and sale of the ordinary shares to the public other than applicable transfer taxes and commissions, fees and discounts of underwriters, brokers, dealers and agents.

LEGAL MATTERS

Walkers will provide an opinion as to the due authorization of the issuance of the shares registered by this Registration Statement from a Cayman Islands legal perspective only in the terms set out in Exhibit 5.1 to this Registration Statement.  Counsel for any underwriters or agents will be noted in the applicable prospectus supplement.

EXPERTS

The consolidated financial statements of Fresh Del Monte Produce Inc. appearing in Fresh Del Monte Produce Inc.’s Annual Report (Form 10-K) for the period ended December 31, 2010 (including schedule appearing therein), have been audited by Ernst & Young LLP, independent registered public accounting firm, as set forth in their report thereon, included therein, and incorporated herein by reference. Such consolidated financial statements are incorporated herein by reference in reliance upon such report given on the authority of such firm as experts in accounting and auditing.

PART I
INFORMATION REQUIRED IN THE SECTION 10(a) PROSPECTUS

The document(s) containing the information required by Part I of Form S-8 will be sent or given to participants as specified by Rule 428(b)(1) under the Securities Act of 1933, as amended (the “Securities Act”).  In accordance with Rule 428(b)(1) and the requirements of Part I of Form S-8, such documents are not being filed with the Securities and Exchange Commission (the “Commission” or “SEC”) either as part of this Registration Statement or as prospectuses or prospectus supplements pursuant to Rule 424 under the Securities Act.

PART II

INFORMATION REQUIRED IN THE REGISTRATION STATEMENT

Item 3. Incorporation of Documents by Reference.

The SEC allows us to provide information about our business and other important information to you by “incorporating by reference” the information we file with the SEC, which means that we can disclose the information to you by referring in this prospectus to the documents we file with the SEC. Under the SEC’s regulations, any statement contained in a document incorporated by reference in this prospectus is automatically updated and superseded by any information contained in this prospectus, or in any subsequently filed document of the types described below.

We incorporate into this prospectus by reference the following documents filed by us with the SEC, each of which should be considered an important part of this prospectus:

(i)	The Registrant’s Annual Report on Form 10-K for the fiscal year ended December 31, 2010, filed with the Commission on March 1, 2011 (the “Annual Report”);

(ii)	The Registrant’s Quarterly Report on Form 10-Q for the quarterly period ended April 1, 2011, filed with the Commission on May 3, 2011;

(iii)	The Registrant’s Current Reports on Form 8-K, filed with the Commission on March 1, 2011, March 3, 2011, May 3, 2011 and May 6, 2011; and

(iv)
The description of the Ordinary Shares of the Registrant as contained under the caption “Description of Share Capital” in the prospectus dated October 23, 1997, included in the Registration Statement on Form F-1 (No. 333-7708), filed by the Registrant under the Securities Act with the SEC on October 3, 1997, as amended by Amendment No. 1 and Amendment No. 2 thereto, filed by the Registrant under the Securities Act with the SEC on October 16, 1997, and October 22, 1997, respectively, and incorporated by reference to the Registration Statement on Form 8-A filed by the Registrant under the Exchange Act with the SEC on October 15, 1997.

In addition, all documents subsequently filed by us pursuant to Sections 13(a), 13(c), 14 and 15(d) of the Exchange Act, prior to the filing of a post-effective amendment which indicates that all securities offered have been sold or which deregisters all securities then remaining unsold, shall be deemed to be incorporated by reference into this registration statement and to be a part hereof from the date of filing of such documents. Any statement in a document incorporated or deemed to be incorporated by reference herein shall be deemed to be modified or superseded for the purposes of this registration statement to the extent that a statement contained herein or in any other subsequently filed document which also is or deemed to be incorporated by reference herein modifies or supersedes such statement. Any statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this registration statement.

Item 4.  Description of Securities.

Not applicable.

Item 5.  Interests of Named Experts and Counsel.

Not applicable.

Item 6.  Indemnification of Directors and Officers.

The Companies Law (2009 Revision) of the Cayman Islands does not set out any specific restrictions on the ability of a company to indemnify officers and directors. However, there is Cayman Islands case law which would indicate that indemnification may be permissible for the directors and officers own negligence and breach of duty but not where there is evidence of dishonesty, fraud or willful default by a director or officer of the company.

Article 112 (the “Regulation”) of the Registrant’s Amended and Restated Articles of Association provides substantially as follows:

(a)
Every Director (including, for the purposes of this Article any Alternate Director appointed pursuant to the provisions of these Articles), and any former Director or officer (solely with respect to such former Director’s or officer’s term as such) and every Managing Director, Secretary, Assistant Secretary, or other officer or agent, for the time being and from time to time of the Company and the personal representatives of the same and any individuals who, while a director or officer of the Company and at the request of the Company, serves or has served as a director, officer, partner or trustee of (i) another corporation, partnership, joint venture or other entity which is a subsidiary of the Company, or (ii) a trust or employee benefit plan associated with the business of the Company or a subsidiary of the Company shall be indemnified and secured harmless out of the assets and funds of the Company from and against any claim or liability and all actions, proceedings, costs, charges, expenses, losses, damages or liabilities incurred or sustained by him in or about the conduct of the Company’s business or affairs or in the execution or discharge of his duties, powers, authorities or discretions (including any claim or liability to which such person may become subject or which such person may incur by reason of his status as a present or former Director or officer of the Company), including without prejudice to the generality of the foregoing, any costs, expenses, losses, or liabilities incurred by him in defending (whether successfully or otherwise) any civil proceedings concerning the Company or its affairs in any court, whether in the Cayman Islands or elsewhere. The Company shall further have the power, with the approval of the Board of Directors, to provide such indemnification and advancement of expenses to any employee or agent of the Company.

(b)
No such Director, Alternate Director, Managing Director, agent, Secretary, Assistant Secretary or other officer of the Company shall be liable (i) for the acts, receipts, neglects, defaults or omissions of any other such Director, Alternate Director, Managing Director, agent, Secretary, Assistant Secretary or other officer of the Company or (ii) by reason of his having joined in any receipt for money not received by him personally or (iii) for any loss on account of defect of title to any property of the Company or (iv) on account of the insufficiency of any security in or upon which any money of the Company shall be invested or (v) for any loss incurred through any bank, broker or other agent or (vi) for any loss occasioned by any negligence, default, breach of duty, breach of trust, error of judgment or oversight on his part or (vii) for any loss, damage or misfortune whatsoever which may happen in or arise from the execution or discharge of the duties, powers, authorities or discretions of his office or in relation thereto, unless the same shall happen through his own dishonesty.

(c)
Neither the amendment nor repeal of this Regulation, nor the adoption or amendment of any other provision of the Memorandum and Articles of Association of the Company inconsistent with this Regulation, shall apply to affect in any respect the applicability of this Regulation with respect to any act, or circumstance or condition, or failure to act, which occurred prior to such amendment, repeal or adoption.

The Registrant also carries liability insurance covering officers and directors.

Pursuant to the Plan the Registrant has agreed to indemnify the directors and officers of the Registrant for action of such directors and officers relating to the Plan, in certain circumstances.

Item 7.  Exemption From Registration Claimed.

Not applicable.

Item 8. Exhibits.

Exhibit Number	Description

3.1	Amended and Restated Memorandum of Association of Fresh Del Monte Produce Inc. (incorporated by reference from Exhibit 3.6 to the Company’s Registration Statement on Form F-1 (File No. 333-7708)).

3.2	Amended and Restated Articles of Association of Fresh Del Monte Produce Inc. (incorporated by reference from Exhibit 3.7 to the Company’s Registration Statement on Form F-1 (File No. 333-7708)).

5.1	Opinion of Walkers regarding the due authorization of the issuance of the shares registered by this Registration Statement on Form S-8 from a Cayman Islands legal perspective only.*

10.1	2011 Omnibus Share Incentive Plan (incorporated by reference from Exhibit A to the Company’s Definitive Proxy Statement on Schedule 14A, filed with the Commission on March 24, 2011).

23.1	Consent of Walkers (included in Exhibit 5.1).*

23.2	Consent of Ernst & Young LLP, Independent Registered Public Accounting Firm.*

24.1	Power of Attorney (set forth on the signature page to this Registration Statement).*

* Filed herewith

Item 9. Undertakings.

The undersigned Registrant hereby undertakes:

(1)	To file, during any period in which offers or sales are being made, a post-effective amendment to this Registration Statement:

i.	To include any prospectus required by section 10(a)(3) of the Securities Act of 1933;

ii.
To reflect in the prospectus any facts or events arising after the effective date of the Registration Statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the Registration Statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than a 20 percent change in the maximum aggregate offering price set forth in the “Calculation of Registration Fee” table in the effective Registration Statement;

iii.
To include any material information with respect to the plan of distribution not previously disclosed in the Registration Statement or any material change to such information in the Registration Statement;

provided, however, that clauses i and ii of paragraph (1) do not apply if the information required to be included in a post-effective amendment by those paragraphs is contained in reports filed with or furnished to the Commission by the Registrant pursuant to Section 13 or Section 15(d) of the Exchange Act of 1934 that are incorporated by reference in the Registration Statement.

(2)
That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(3)	To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

(4)
The undersigned Registrant hereby undertakes that, for purposes of determining any liability under the Securities Act of 1933, each filing of the Registrant’s annual report pursuant to Section 13(a) or Section 15(d) of the Exchange Act of 1934 (and, where applicable, each filing of an employee benefit plan’s annual report pursuant to Section 15(d) of the Securities Exchange Act of 1934) that is incorporated by reference in the Registration Statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(5)
Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that in the opinion of the Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-8 and has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Miami, State of Florida on the 29th day of July, 2011.

FRESH DEL MONTE PRODUCE INC.

By:	/s/ Hani El-Naffy
Hani El-Naffy
President, Director, and Chief Operating Officer

By:	/s/ Richard Contreras
Richard Contreras
Senior Vice President and Chief Financial Officer

KNOW ALL MEN BY THESE PRESENTS, that each person whose signature appears below constitutes and appoints Mohammad Abu-Ghazaleh and Hani El-Naffy, and each of them acting alone, his true and lawful attorneys-in-fact and agents, for him and in his name, place and stead, in any and all capacities, to sign any and all amendments, including post-effective amendments, to this Registration Statement, and to file the same, with all exhibits thereto, and other documents in connection therewith, with the Securities and Exchange Commission granting unto said attorneys-in-fact and agents, full power and authority to do and perform each and every act and thing requisite and necessary to be done, as fully to all intents and purposes as he might or could do in person, hereby ratifying and confirming all that said attorneys-in-fact and agents or their substitute or substitutes, may lawfully do or cause to be done by virtue hereof.

Pursuant to the requirements of the Securities Act of 1933, the Registration Statement has been signed by the following persons in the capacities and on the dates indicated.

SIGNATURE	TITLE	DATE

/s/ Mohammad Abu-Ghazaleh	Chairman and Chief Executive Officer	July 29, 2011
Mohammad Abu-Ghazaleh	(Principal Executive Officer)

/s/ Hani El-Naffy	President, Director, and Chief Operating Officer	July 29, 2011
Hani El-Naffy

/s/ Richard Contreras	Senior Vice President and Chief Financial Officer	July 29, 2011
Richard Contreras	(Principal Financial and Accounting Officer)

/s/ Salvatore H. Alfiero	Director	July 29, 2011
Salvatore H. Alfiero

/s/ Michael J. Berthelot	Director	July 29, 2011
Michael J. Berthelot

/s/ Edward L. Boykin	Director	July 29, 2011
Edward L. Boykin

/s/ Madeleine Champion	Director	July 29, 2011
Madeleine Champion

/s/ John H. Dalton	Director	July 29, 2011
John H. Dalton

/s/ Elias K. Hebeka	Director	July 29, 2011
Elias K. Hebeka

/s/ Amir Abu-Ghazaleh	Director	July 29, 2011
Amir Abu-Ghazaleh

EXHIBIT INDEX

Exhibit Number	Description

3.1	Amended and Restated Memorandum of Association of Fresh Del Monte Produce Inc. (incorporated by reference from Exhibit 3.6 to the Company’s Registration Statement on Form F-1 (File No. 333-7708)).

3.2	Amended and Restated Articles of Association of Fresh Del Monte Produce Inc. (incorporated by reference from Exhibit 3.7 to the Company’s Registration Statement on Form F-1 (File No. 333-7708)).

5.1	Opinion of Walkers regarding the due authorization of the issuance of the shares registered by this Registration Statement on Form S-8 from a Cayman Islands legal perspective only.*

10.1	2011 Omnibus Share Incentive Plan (incorporated by reference from Exhibit A to the Company’s Definitive Proxy Statement on Schedule 14A, filed with the Commission on March 24, 2011).

23.1	Consent of Walkers (included in Exhibit 5.1).*

23.2	Consent of Ernst & Young LLP, Independent Registered Public Accounting Firm.*

24.1	Power of Attorney (set forth on the signature page to this Registration Statement).*